HOUND
2021 Report

Dear investors,

Hey, friends! We've been up to a lot of great things at hound. Last year was all focused on product launch and early users. We're quickly being adopted by the veterinary industry and recognized for solving big HR challenges in our profession. We completed a top pet care accelerator program and have some exciting new products launching this year. We have a handful of new investors and will be sharing our new product release soon!

We need your help!

We're building this business through community. We've been grateful for all of the support we've received from the veterinary community in helping us spread the word. We are actively building out relationships with veterinary colleges and technician programs to support the future generation of veterinary medicine. If you have contacts or any interest in supporting us here, we warmly welcome any introductions to those in the academic world.

Sincerely,

Austin Huff

Head of Growth

Austin Villarreal

Head of Operations

Andrew Luna

Founder & CEO

Our Mission

We are building a billion-dollar business. Hound will be dominant, go-to platform for veterinary talent solutions for veterinary employers, and the leading provider of at-home veterinary care.

See our full profile



How did we do this year?

Report Card

A+



The Good

Product delivery
Market acquisition
Fundraising



The Bad

Slow moving academic partnerships
Unexpected, inappropriate user behavior
Team and family displaced by the Russian invasion of Ukraine

2021 At a Glance

January 1 to December 31



$5,000
Revenue



-$313,871
Net Loss



$6,386 +170%
Short Term Debt



$522,523
Raised in 2021



$168,654
Cash on Hand
As of 08/15/22

INCOME   BALANCE   NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Hound is creating a suite of veterinary talent solutions. We help veterinary professionals work how they want, love the work they do, and deliver more care to more pets.

In 5 years, we want to be a billion-dollar business. Hound will be dominant, go-to platform for veterinary talent solutions for veterinary employers, and the leading provider of at-home veterinary care. These are projections and can't be gauranteed.

Milestones

Hound, Inc. was incorporated in the State of Delaware in August 2020.

Since then, we have:

🎴 Critically Important: Talent crisis in vet med, and 75M pets without access to care by 2030.

🐶 Industry-Backed: Funded by veterinary angels & workers plus Mars - the world's largest vet group.

🌐 Diverse Team: Female and minority co-founders, LGBT, plus a cowboy 🤠

🏆 Winning Team: Domain experts, 40+ years experience, 3 vetmed exits & all 3 have invested in hound.

💯 World Class: Top global pet accelerator alumni, beat incumbent in 6months, new category creators.

🚀 Rapid Growth: 2,000+ vet practices and 5,000+ vet med workers using hound since Q4 2021 launch.

👨‍💻 Proven Engineers: Our dev team built veterinary software acquired by IDEXX (NASDAQ:IDXX).

Historical Results of Operations

Our company was organized in August 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

Revenues. For the period ended December 31, 2021, the Company had revenues of $5,000.00 compared to the year ended December 31, 2020, when the Company had revenues of $0.

Assets. As of December 31, 2021, the Company had total assets of $85,423, including $79,455.83 in cash. As of December 31, 2020, the Company had $3,023 in total assets, including $0 in cash.

Net Loss. The Company has had net losses of $313,871.00 and net losses of $17,344.67 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

Liabilities. The Company's liabilities totaled $323,886 for the fiscal year ended December 31, 2021 and $2,362 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $140,186 in debt, $5k in grants, and $652,500 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Hound, Inc. cash in hand is $168,653.70, as of August 2022. Over the last three months, revenues have averaged $6,000/month, cost of goods sold has averaged $25,000/month, and operational expenses have averaged $35,000/month, for an average burn rate of $54,000 per month. Our intent is to be profitable in 12 months.

Since the ending date that our GAAP financials cover, we have begun billing pilots with a limited set of users. We have also raised $250k+ in additional financing.

We expect to achieve the $50k MRR milestone in the next 3-6 months. We expect our expenses to average $100,000 per month in the next 6-12 months.

We are not yet profitable. In order to reach profitability, we will need to raise $1M total, which we believe we can accomplish in the next 3-6 months. Once have this amount of funding, we aim to become profitable within the next 10-12 months.

Outside of funds raised on Wefunder, we have small business loans and have raised from angel investors and VCs to fund growth and cover operating expenses.

Prior to this Wefunder campaign, we have raised $750K+ off-platform. After completion of this Wefunder campaign, we will continue to raise funds off-platform. We have an additional $1M soft-circled and plan to raise $1.8M off-platform after completion of this Wefunder campaign. Current terms for this upcoming round are $10M post-money valuation cap and 15% discount.

Net Margin: -6,277%   Gross Margin: -2,193%   Return on Assets: -367%   Earnings per Share: -$34,874.56   Revenue per Employee: $1,000   Cash to Assets: 93%

Revenue to Receivables: ~   Debt Ratio: 379%

📄 2021_GAAP_Hound_Finanicals_MHT__1_.pdf   📄 wefunder_gaap_hound2.pdf

We ♥ Our
143 Investors

Thank You For Believing In Us

Jennifer Renner	Cindy Barnes, DVM	Hatem Rowaihy	Andria Saxon	Martha Smith-Blackmore, ...	Mike Williams	Adam Heintz
Stefanie Silverman	Christy Schwartz	Lauren Smith	Shandell Maxwell	Shena Humbert	Heidi Milano	Kristina Ripplinger
Hannah Rodgers	Mashawnna Dailey	Gabby Pagana	Sarah Vineyard	Nicole Wilkinson	Maggie Brown-Bury	Robin Allen
Nicole LaForest	Frances Paule Chiasson	Jocelyn Davis	Danielle K. Lambert	Melissa LeBlanc	Arn Luna	John DiRico

Katherine McKinney
Charles Miller
Knut Nyman
Luis Berga
Sarah Nelson
Emily VanEron
David Abolnik
Josh Vaisman
Henley Holland
Jon Huff
Helen Garber
Nicholas Ferrari
Walter Rowntree
Cheryl Ott
Kara Keesling
Katarzyna Roe
Benjamin Pulver
E. Frischhut
Julian Semer
Jacob Kring
Evan Brindley
K T
Sam Geiling
Christine Sagoian
Jo Anna Cagle
Clarice Souza Morris
Renat Mursalimov
Taryn Overton
Ginger Templeton
Kristy Ann Brock
Sophie Knafo
Jennifer Burns
James Kyle
Anusha Mohan
Caroline Casson
Mackenzie Horras
Alex Rogalski
Wendy Uba
Matt Mcglasson
Samantha Quayhagen
Alisa Rassin
Julie Kerr
Courtney Kennedy
Melody Winterhalter
Mackenzie Quick
Lauren Smith
Richard J. RobsonLa22Co...
Guvanch Meredov
Jason Hutcheson
Begum Agca Okutgen
Andrew Joseph Campbell
Anand Engineer
Kevin Gross
Alina Okun
Chris Wagner
Joyce Mummert
Jennifer Motes
Wendy Lipman
Katy Waite
Cara McNamee
Jamie Huff
Beverly Roseman
Shana Weiderman
Cheryl Garcia
John Bonhard
Mitch Knapke
Janaee Wallace
Gale Wilkinson
Michael Neff
Mike Norton
Erika Perez
Lisa Price, LVMT
Leah Calarino
Rachel Mar
Carrie Christner
Anna Delabar
Nikki LaCour
Ruth Ann Redbird
Kristina Kiefer
Jessica Charous
Simeon Beal
Toni Diaz
Scott Amor
Michael Goulart
Julie Hussey
Robert Niehaus
Karen Holliday
Samantha Pedroza
Kira Goldsmith
Gabrielle Pagano
Jessica Osborne
Laura Millross
Monica Gaarz
Jenny Matthews
Megan Bauer
Jerry Voorhees
Kristin Lake
Carrie Campbell
Swati Garg
Chris George
Rebecca Paren
Huan Zheng
Lucy Nash
Laura Carranza
Noreen Barber
Tyler Foreman
Shaina Denny (Dogdrop)
Bailey Ratliff
Joyce Mummert
Meredith Wilson
Elizabeth Gibson
Juan Luna
Ericka Carroll
Stephen Johnson
Josh Inglis

Thank You!

From the Hound Team



Andrew Luna
Founder & CEO



Aydan Zeynalova
Co-founder & Head of UX/UI



Austin Huff
Co-founder & Head of Growth



Austin Villarreal
Co-founder & Head of Operations



Caroline Casson
Partner at VITALIZE



Jessica Cruz



Gale Wilkinson

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Aydan Zeynalova	Head of Product @ Hound, Inc.	2020
Andrew Luna	CEO @ Hound, Inc.	2020
Austin Villarreal	Head of Operations @ Hound, Inc.	2020
Austin Huff	Head of Growth @ Hound, Inc.	2020

Officers

OFFICER	TITLE	JOINED
Andrew Luna	President CEO	2020

Voting Power ⊘

HOLDER	SECURITIES HELD	VOTING POWER
Andrew Luna	7,000,000 Common Stock	75.1%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
08/2020	$100		Section 4(a)(2)
12/2020	$17,906		Section 4(a)(2)
03/2021	$50,000	Safe	Section 4(a)(2)
03/2021	$50,000	Safe	Section 4(a)(2)
09/2021	$30,000	Safe	Section 4(a)(2)
09/2021	$50,000	Safe	Section 4(a)(2)
09/2021	$25,000	Safe	Section 4(a)(2)
09/2021	$25,000	Safe	Section 4(a)(2)
10/2021	$2,500	Safe	Section 4(a)(2)
10/2021	$5,000		Section 4(a)(2)
12/2021	$85,000	Safe	Section 4(a)(2)
12/2021	$100,956		4(a)(6)
12/2021	$74,775		Section 4(a)(2)
12/2021	$6,386		Other
01/2022	$85,000	Safe	Section 4(a)(2)
02/2022	$90,000	Safe	Section 4(a)(2)
02/2022	$90,000	Safe	Section 4(a)(2)
02/2022	$20,000	Safe	Section 4(a)(2)
06/2022	$133,800		Other
07/2022	$50,000	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
American Express ⊘	12/31/2021	$6,386	$0 ⊘	6.0%	01/31/2022	
American Express National Bank ⊘	06/14/2022	$133,800	$119,602 ⊘	8.45%	12/14/2023	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	9,320,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	680,000

Risks

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

To deliver a financial return on your investment, we need to continuously design a great product, a great company, and a great category while scaling talent and employers and rapidly growing revenue. We might not! But you can invest confidently knowing you can personally impact the adoption of our products and that your investment, even if lost entirely, is going toward building a better, brighter future for the people of veterinary medicine.

To be successful, we need to develop excellent technology that solves tough problems in our industry. We might not! But you can help by joining hound and giving rich product feedback.

To be successful, we need to build a large community of veterinary professionals. We might not! But you can help by joining our referral program and pet care collective.

To be successful, we need to build rich partnerships with veterinary colleges and programs to support students. We might not! But you can help by introducing us to veterinary educators and students.

To be successful, we need to raise a significant amount of capital. We might not! But you can help by investing in us now and spreading the word in your network.

To be successful, we need to convince a large volume of veterinary employers to use our platform. We might not! But you can help by signing up for hound, joining our referral program, and earning rewards for referring others.

To be successful, we need to convince a large volume of veterinary talent to use our platform. We might not! But you can help by signing up for hound, joining our referral program, and earning rewards for referring others.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

<u>Minority Ownership</u>

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[❓];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Hound, Inc.
- Delaware Corporation
- Organized August 2020
- 5 employees

1000 Speer Boulevard, 1401
Denver CO 80204

http://www.hound.vet

Business Description

Refer to the Hound profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Hound has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.